Exhibit 99.1

ElectraMeccanica Reports Third Quarter 2021 Financial Results

VANCOUVER, British Columbia, Nov. 09, 2021 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles, reported financial results for the third quarter ended September 30, 2021, in conjunction with its Quarterly Report on Form 6-K filed today.

Recent Company Highlights

•Delivered 21 SOLO EVs to reservation holders and fleet customers during the month of October. Since August 2020, ElectraMeccanica has produced 182 SOLO EVs.

•Held “Key Moment” event on October 4, 2021, in Los Angeles, marking the Company’s first commercial deliveries of SOLO EVs to early reservation holders and fleet customers.

•Signed a strategic agreement with Robert Bosch LLC (“Bosch”), a leading global mobility solutions and industrials technology firm, to establish a pilot service network of independent automobile repair shops approved by Bosch (the “Bosch Car Service Network”). The Bosch Car Service Network will support service and maintenance operations for the SOLO EV, beginning with the initial commercial launch locations throughout the western United States.

•Strategic Partner Zongshen Industrial Group exercised 1.4 million warrants of ElectraMeccanica into common stock as a confirmation of the Company’s go forward strategy.

•SOLO EV received an honorable mention in Fast Company’s Innovation by Design Awards for 2021 in the General Excellence and Mobility categories.

•SOLO EV selected as the exclusive vehicle in a celebrity race at the Canadian E-Fest, a three-day festival that showcases the latest innovations in the EV space that precedes the 2022 Vancouver E-Prix.

•SOLO EV was showcased during U.S. Secretary of Energy, Jennifer Granholm‘s, Michigan Manufacturing Tour.

•The Company debuted “Cargo” Version of its flagship SOLO EV at Advanced Clean Transportation (ACT) Expo 2021.

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Management Commentary

“During the third quarter of 2021, our efforts surrounded the preparation for the biggest moment in our Company’s history, first deliveries of the commercial SOLO EV to reservation holders and fleet customers, which was successfully held at our ‘Key Moment” event on October 4, 2021,” said Kevin Pavlov, CEO of ElectraMeccanica. “We are more focused than ever on ramping production to meet the significant demand for our flagship SOLO EV. To support this rollout, we remain on track to complete our new U.S. Assembly and Engineering Technical Center in Mesa, Arizona in summer 2022—which will have the ability to produce up to 20,000 vehicles annually—while also forming a partnership with the Bosch Car Service Network to provide industry-leading service and maintenance operations for the growing number of customers taking to the road across the western United States. Today, ElectraMeccanica stands at a very exciting inflection point as we transition into a scaled production enterprise with an infrastructure, balance sheet and world-class team to execute upon our growing customer deliveries and fleet partnerships that will build long-term shareholder value well into the future.”

Third Quarter 2021 Financial Summary (All amounts reported in USD)

•Cash and cash equivalents and short-term deposits were $228.8 million as of September 30, 2021, compared with $129.5 million as of December 31, 2020.

•General and administrative expenses in the third quarter of 2021 were $7.4 million, compared to $1.9 million in the prior year-ago quarter. The increase in G&A expenses was primarily due to increased rent related to the opening of retail locations and the Company’s Mesa, Arizona office, consulting services related to the Mesa assembly facility, office expenses as a result of the Company’s Enterprise Resource Planning (“ERP”) system, and salary expenses related to a severance payment in addition to a number of new employees.

•Research and development expenses in the third quarter of 2021 were $5.3 million, compared to $1.5 million in the same year-ago quarter. The increase in R&D expenses was primarily due to expenses for the Company’s pre-production vehicles, the SOLO and eRoadster, whose costs are attributed to research and development.

•Sales and marketing expenses in the third quarter of 2021 were $2.5 million compared to $525,660 in the prior year-ago quarter. The increase is a result of our sales team expanding significantly, the opening of multiple retail locations and the implementation of new branding and marketing strategies.

•Operating loss in the third quarter of 2021 was $17.2 million, compared to an operating loss of $6.5 million in the same year-ago quarter. The increase in operating loss was primarily due to the forementioned increases in G&A, R&D and sales and marketing expenses.

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Bal Bhullar, ElectraMeccanica’s CFO, added, “Revenues from our initial commercial SOLO deliveries are being recognized in the fourth quarter and we expect these to begin scaling in the coming year. With over $228 million on our balance sheet at the end of the third quarter, we’ve set the stage for growth as all of our focus turns towards ramping production and the buildout for our U.S. base of operations in Mesa, Arizona. Our ability to leverage our strong balance sheet and world-class infrastructure to deliver SOLOs to reservation holders and fleet operators have positioned us to deliver long-term, sustainable value for our shareholders.”

Corporate Update Conference Call

Management will host a corporate update conference call on Wednesday, November 17, 2021, at 4:30 p.m. Eastern time to provide a corporate update and discuss current growth initiatives. The call will conclude with Q&A from participants.

Date: Wednesday, November 17, 2021
Time: 4:30 p.m. Eastern time
U.S./Canada Dial-in: 1-877-413-2408
International Dial-in: 1-201-689-8465
Conference ID: 13724898
Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1510891&tp_key=3d0dc4c5a9

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A playback of the call will be available through Wednesday, December 8, 2021. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally. Please use the replay pin number 13724898. A webcast will also be available by clicking here: SOLO Q3 2021 Webcast.

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500. The SOLO is currently available for pre-orders here. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statements

Except for the statements of historical fact contained herein, the information presented in this news release constitutes “forward-looking statements” as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words) are not statements of historical fact and should be viewed as “forward-looking statements”. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the “SEC”) (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company’s periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Relations Contact

MZ Group
(203) 741-8811
SOLO@mzgroup.us

Source: ElectraMeccanica Vehicles Corp.

Released November 9, 2021